
Grupo
CONTINENTAL
S.A.

82-4211

July 27th, 2006.


06015602

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of June 30th, 2006.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,



Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'33



Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL

TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	8,496,177	100	9,003,275	100
s02	ACTIVO CIRCULANTE	2,282,519	27	2,908,947	32
s03	EFECTIVO E INVERSIONES TEMPORALES	1,099,985	13	1,726,223	19
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	344,619	4	279,039	3
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	128,654	2	85,257	1
s06	INVENTARIOS	705,345	8	800,466	9
s07	OTROS ACTIVOS CIRCULANTES	3,916	0	17,962	0
s08	ACTIVO A LARGO PLAZO	1,011,778	12	1,027,491	11
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	976,825	11	992,300	11
s11	OTRAS INVERSIONES	34,953	0	35,191	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4.500.700	53	4.439.765	49
s13	INMUEBLES	3,071,730	36	2,998,964	33
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,958,270	35	2,876,636	32
s15	OTROS EQUIPOS	2.903.279	34	2.783.564	31
s16	DEPRECIACION ACUMULADA	4,444,569	52	4,237,194	47
s17	CONSTRUCCIONES EN PROCESO	11,990	0	17,795	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	501,349	6	501,449	6
s19	OTROS ACTIVOS	199,831	2	125.623	1
s20	PASIVO TOTAL	2,057,327	100	1,835,745	100
s21	PASIVO CIRCULANTE	904,778	44	746,485	41
s22	PROVEEDORES	383,362	19	362,133	20
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	176,972	9	102,510	6
s26	OTROS PASIVOS CIRCULANTES	344,444	17	281,842	15
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,152,549	56	1,089,260	59
s33	CAPITAL CONTABLE	6,438,850	100	7,167,530	100
s34	CAPITAL CONTABLE MINORITARIO	5,212	0	7,957	0
s35	CAPITAL CONTABLE MAYORITARIO	6,433,638	100	7,159,573	100
s36	CAPITAL CONTRIBUIDO	927,062	14	927,062	13
s79	CAPITAL SOCIAL PAGADO	889,148	14	889,148	12
s39	PRIMA EN VENTA DE ACCIONES	37,914	1	37,914	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	5,506,576	86	6,232,511	87
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	7,339,833	114	8,010,717	112
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,833,257)	(28)	(1,778,206)	(25)
s80	RECOMPRA DE ACCIONES	0	0	0	0

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,099,985	100	1,726,223	100
s46	EFECTIVO	58,169	5	49,881	3
s47	INVERSIONES TEMPORALES	1,041,816	95	1,676,342	97
s07	OTROS ACTIVOS CIRCULANTES	3,916	100	17,962	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	3,916	100	17,962	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	501,349	100	501,449	100
s48	GASTOS AMORTIZABLES (NETO)	669	0	769	0
s49	CREDITO MERCANTIL	500,680	100	500,680	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	199,831	100	125,623	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	197,174	99	123,537	98
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	2,657	1	2,086	2
s21	PASIVO CIRCULANTE	904,778	100	746,485	100
s52	PASIVOS EN MONEDA EXTRANJERA	25,419	3	1,195	0
s53	PASIVOS EN MONEDA NACIONAL	879,359	97	745,290	100
s26	OTROS PASIVOS CIRCULANTES	344,444	100	281,842	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	344,444	100	281,842	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,152,549	100	1,089,260	100
s66	IMPUESTOS DIFERIDOS	821,003	71	866,459	80
s91	PASIVOS LABORALES	331,546	29	222,801	20
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	889,148	100	889,148	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	874,148	98	874,148	98

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	7,339,833	100	8,010,717	100
s93	RESERVA LEGAL	48,990	1	48,990	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	6,362,865	87	7,227,694	90
s45	RESULTADO DEL EJERCICIO	777,978	11	584,033	7
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,833,257)	100	(1,778,206)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(762,218)	42	(707,167)	40
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,071,039)	58	(1,071,039)	60
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	1,377,741	2,162,462
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	64
s75	NUMERO DE EMPLEADOS (*)	4,959	4,828
s76	NUMERO DE OBREROS (*)	8,817	8,635
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,564,259	100	5,178,272	100
r02	COSTO DE VENTAS	2,604,478	47	2,466,965	48
r03	RESULTADO BRUTO	2,959,781	53	2,711,307	52
r04	GASTOS DE OPERACION	1,918,112	34	1,856,048	36
r05	RESULTADO DE OPERACION	1,041,669	19	855,259	17
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(71,733)	(1)	4,355	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,113,402	20	850,904	16
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(20,153)	0	(26,011)	(1)
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,133,555	20	876,915	17
r10	PROVISIONES PARA IMPUESTOS Y PTU	419,147	8	363,892	7
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	714,408	13	513,023	10
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	63,749	1	73,942	1
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	778,157	14	586,965	11
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	778,157	14	586,965	11
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	778,157	14	586,965	11
r19	RESULTADO NETO MINORITARIO	179	0	2,932	0
r20	RESULTADO NETO MAYORITARIO	777,978	14	584,033	11

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,564,259	100	5,178,272	100
r21	NACIONALES	5,564,019	100	5,178,033	100
r22	EXTRANJERAS	240	0	239	0
r23	CONVERSION EN DOLARES (***)	22	0	21	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(71,733)	100	4,355	100
r24	INTERESES PAGADOS	6,151	(9)	6,739	155
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	47,516	(66)	67,028	1539
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(40,605)	57	42,388	973
r28	RESULTADO POR POSICION MONETARIA	10,237	(14)	22,256	511
r10	PROVISIONES PARA IMPUESTOS Y PTU	419,147	100	363,892	100
r32	I.S.R. - IMPAC CAUSADO	300,473	72	295,835	81
r33	I.S.R. - IMPAC DIFERIDO	6,860	2	(22,350)	(6)
r34	P.T.U. CAUSADA	114,304	27	92,008	25
r35	P.T.U. DIFERIDA	(2,490)	(1)	(1,601)	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	5,650,047	5,251,703
r37	RESULTADO FISCAL DEL EJERCICIO	1,047,400	793,976
r38	VENTAS NETAS (**)	11,078,999	10,521,449
r39	RESULTADO DE OPERACIÓN (**)	1,938,119	1,787,855
r40	RESULTADO NETO MAYORITARIO (**)	1,406,837	1,172,229
r41	RESULTADO NETO (**)	1,404,141	1,174,456
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	163,811	172,699

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,079,963	100	2,917,707	100
rt02	COSTO DE VENTAS	1,441,741	47	1,369,332	47
rt03	RESULTADO BRUTO	1,638,222	53	1,548,375	53
rt04	GASTOS DE OPERACION	990,498	32	935,046	32
rt05	RESULTADO DE OPERACION	647,724	21	613,329	21
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(39,055)	(1)	14,534	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	686,779	22	598,795	21
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(12,829)	0	22,200	1
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	699,608	23	576,595	20
rt10	PROVISIONES PARA IMPUESTOS Y PTU	259,354	8	245,557	8
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	440,254	14	331,038	11
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	32,707	1	35,864	1
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	472,961	15	366,902	13
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	472,961	15	366,902	13
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	472,961	15	366,902	13
rt19	RESULTADO NETO MINORITARIO	(359)	0	970	0
rt20	RESULTADO NETO MAYORITARIO	473,320	15	365,932	13

BOLSA MEXICANA DE VALORES, S.A. DE C.V. **82-4211**

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

GRUPO CONTINENTAL, S.A.

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,079,963	100	2,917,707	100
rt21	NACIONALES	3,079,739	100	2,917,547	100
rt22	EXTRANJERAS	224	0	160	0
rt23	CONVERSION EN DOLARES (***)	20	0	14	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(39,055)	100	14,534	100
rt24	INTERESES PAGADOS	3,505	(9)	3,854	27
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	23,235	(59)	35,062	241
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(18,710)	48	44,451	306
rt28	RESULTADO POR POSICION MONETARIA	(615)	2	1,291	9
rt10	PROVISIONES PARA IMPUESTOS Y PTU	259,354	100	245,557	100
rt32	I.S.R. - IMPAC CAUSADO	182,438	70	215,677	88
rt33	I.S.R. - IMPAC DIFERIDO	7,421	3	(30,952)	(13)
rt34	P.T.U. CAUSADA	70,030	27	62,356	25
rt35	P.T.U. DIFERIDA	(535)	0	(1,524)	(1)

(***) DATOS EN MILES DE DOLARES

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	84,583	93,189

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 2 AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	778,157	586,965
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	115,723	75,579
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	893,880	662,544
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	88,221	28,928
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	982,101	691,472
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	97,860	49,728
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,307,785)	(1,927,985)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,209,925)	(1,878,257)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(180,656)	(72,299)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(408,480)	(1,259,084)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,508,465	2,985,307
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,099,985	1,726,223

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACIÓN: CONTAL   TRIMESTRE: 2   AÑO: 2006

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	115,723	75,579
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	163,811	172,699
c41	+ (-) OTRAS PARTIDAS	(48,088)	(97,120)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	88,221	28,928
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(29,775)	5,185
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	11,034	4,478
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(4,238)	18,922
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	111,200	343
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	97,860	49,728
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	98,380	50,385
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(520)	(657)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,307,785)	(1,927,985)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(1,307,785)	(1,927,985)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(180,656)	(72,299)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(180,382)	(64,153)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(274)	(8,146)

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	1.88		$	1.56	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	1.87		$	1.57	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	8.58		$	9.55	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	1.75		$	2.50	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.17	veces		1.92	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		9.91	veces		11.72	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.98	%	11.33	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	21.86	%	16.37	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	16.52	%	13.04	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	108.92	%	243.08	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.31)	%	(3.79)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.30	veces	1.16	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.46	veces	2.36	veces
p08	ROTACION DE INVENTARIOS(**)	7.42	veces	6.21	veces
p09	DIAS DE VENTAS POR COBRAR	9.69	dias	8.43	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	24.21	%	20.38	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.31	veces	0.25	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	1.23	%	0.06	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	169.34	veces	126.91	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.38	veces	5.73	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.52	veces	3.89	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.74	veces	2.82	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.10	veces	1.58	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	121.57	%	231.24	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.06	%	12.79	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.58	%	0.55	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	159.66	veces	102.60	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(8.08)	%	(2.64)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	108.08	%	102.64	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.84	%	88.73	%

(**) INFORMACION ULTIMOS DOCE MESES

Escenario Económico

Por primera vez en los últimos 35 años en un cambio de sexenio, nuestro país mantiene una posición económica muy positiva. Tenemos un tipo de cambio estable, reservas internacionales históricamente altas, disminución importante de la deuda externa y su costo financiero. La inflación es similar a la de nuestros principales socios comerciales y el riesgo país es de los más bajos en los últimos años.

El pasado 2 de julio, los mexicanos dimos una gran muestra de civismo en la que se manifestó la diversidad política que existe en nuestro país. Confiamos en que una vez superadas las inconformidades presentadas ante la autoridad correspondiente y que se declare válida la elección para Presidente de la República, el nuevo mandatario sea capaz de construir un gobierno plural para conseguir las reformas estructurales pendientes. Esto nos permitirá seguir ofreciendo, como país, las condiciones adecuadas para la inversión nacional y extranjera.

En el ambiente macroeconómico los mercados financieros han reaccionado favorablemente a los resultados del proceso electoral.

Operación y sus Resultados

Apoyados en la excelente ejecución de nuestros Colaboradores, en la fortaleza de nuestro sistema de distribución y extensa cobertura de refrigeración, así como en el valor de las marcas Coca-Cola, hemos tenido un crecimiento continuo del volumen de ventas durante los últimos 24 meses.

En el primer semestre nuestras ventas ascendieron a 195 millones de cajas unidad, incluyendo bonificaciones y muestreos, que representan un 7.6% más que en el mismo periodo del año anterior.

El precio promedio por caja unidad tuvo un crecimiento real del 0.7%, llegando a 36.50 pesos, como resultado de la administración de ingresos y mezcla de presentaciones.

A lo largo de este año, se han desarrollado una serie de actividades relacionadas con la Copa Mundial de Fútbol, que han sido exitosamente ejecutadas para apoyo del volumen.

Por otra parte, dentro de nuestro programa de imagen realizamos La novena Copa Coca-Cola con la participación de más de 100 mil jóvenes, la Rockola Coca-Cola y el programa Konec-T Coca-Cola.

También tuvimos lanzamientos de nuevos productos; destacando la extensión de la marca Coca-Cola Light, Caffeine Free en los empaques de 600 ml Pet y 310 ml Lata, además del novedoso empaque de Coca-Cola 400 ml Pet Ball con excelente aceptación en los consumidores. En el segmento de sabores completamos el portafolio de la marca Lift con el empaque de 1.0 lt Pet.

Hemos capitalizado la experiencia de más de un año de operación de nuevos modelos de servicio y distribución en Guadalajara. Con plena certeza de haber desarrollado un esquema de televenta, que está a nivel de operaciones internacionales, iniciamos la etapa de expansión de estos procesos a nuestros territorios de la Comarca Lagunera, San Luis y Aguascalientes.

Recursos de Capital

Las inversiones en infraestructura ascendieron a $ 176 millones, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

Liquidez

Los estados financieros muestran la fortaleza del Grupo, a través de excelentes niveles de solvencia y razones de apalancamiento.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con las Normas de Información Financiera (NIF):

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso. Hasta el 31 de diciembre de 2004 el crédito mercantil se amortizaba en línea recta.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4,Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de Contribución definida, en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, establece la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.
Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de junio de 2006 y 2005.

q) Información financiera por segmentos

Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada

una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de junio de 2006
Edificios	$ 2,250,328
Equipo de fábrica	2,783,455
Equipo anticontaminante	118,066
Equipo de transporte	1,667,782
Mobiliario y otros equipos	1,217,346
	8,036,977
Depreciación acumulada	(4,444,569)
	3,592,408
Terrenos	816,653
Obras y equipo en proceso y anticipos	91,639
	$ 4,500,700

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

- Inmuebles (edificios) 2.2%
- Maquinaria (equipo de fábrica) 6.6%
- Equipo anticontaminante 4.7%
- Equipo de transporte 6.7%
- Mobiliario y otros equipos 9.3%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 son:

Plan de pensiones	$ 213,214
Prima de antigüedad	61,596
Indemnización Legal	56,736
	$ 331,546

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2005, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 30 de junio de 2006 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de junio del 2006.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 685,094
ISR diferido fiscal	79,844
PTU diferido (D-4)	56,065
	$ 821,003

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN NORMAS DE INFORMACION FINANCIERA.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Jul-05	123,976	123,976	117.059	113.891	127,425
Ago-05	242,251	118,275	117.059	114.028	121,419
Sep-05	335,550	93,299	117.059	114.484	95,397
Oct-05	461,748	126,198	117.059	114.765	128,721
Nov-05	503,349	41,601	117.059	115.591	42,129
Dic-05	616,380	113,031	117.059	116.301	113,768
Ene-06	679,822	63,442	117.059	116.983	63,483
Feb-06	770,045	90,223	117.059	117.162	90,144
Mar-06	921,398	151,353	117.059	117.309	151,030
Abr-06	1,072,464	151,066	117.059	117.481	150,523
May-06	1,238,416	165,952	117.059	116.958	166,095
Jun-06	1,395,119	156,703	117.059	117.059	156,703
		1,395,119			1,406,837

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2006

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,116	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2006

GRUPO CONTINENTAL, S.A.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	76,067
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	74,397
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	826,361
TOTAL DE INVERSIONES EN ASOCIADAS				80,638	976,825
OTRAS INVERSIONES PERMANENTES					34,953
TOTAL				80,638	1,011,778

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2006

GRUPO CONTINENTAL, S.A.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
DIVERSOS	31/12/2006	0.00	0	382,984	0	0	0	0						
DIVERSOS	31/12/2006	0.00							0	378	0	0	0	0
TOTAL PROVEEDORES			0	382,984	0	0	0	0	0	378	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
DIVERSOS	31/12/2006	0.00	0	319,403	0	0	0	0						
DIVERSOS	31/12/2006	0.00							0	25,041	0	0	0	0
TOTAL GENERAL			0	702,387	0	0	0	0	0	25,419	0	0	0	0

OBSERVACIONES

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	3,944	44,971	0	0	44,971
PASIVO	2,230	25,419	0	0	25,419
CORTO PLAZO	2,230	25,419	0	0	25,419
LARGO PLAZO	0	0	0	0	0
SALDO NETO	1,714	19,552	0	0	19,552

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $11.4009 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DIA HÁBIL DEL MES QUE SE REPORTA.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,946,288	931,049	1,015,239	0.59	5,953
FEBRERO	1,967,932	866,784	1,101,148	0.15	1,685
MARZO	2,138,252	955,991	1,182,261	0.13	1,484
ABRIL	2,324,579	1,021,531	1,303,048	0.15	1,910
MAYO	2,666,740	2,419,986	246,754	(0.45)	(1,099)
JUNIO	1,426,570	1,055,205	371,365	0.09	321
ACTUALIZACIÓN				0.00	(17)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					10,237

OBSERVACIONES

INSTRUMENTOS DE DEUDA

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 2 | AÑO: 2006

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	74.30
REGION CENTRO	EMBOTELLADORA	34,625	74.97
REGION NORTE	EMBOTELLADORA	29,885	56.47
TOTAL GRUPO	EMBOTELLADORA	110,385	69.68
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS	527	81.10
	Y ESPECIALIDADES QUIMICAS	0	0.00

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 442 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADO Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.57
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK.			SI	24.88
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.81
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.55

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2006

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO	0	0	0.0		
ALCOHOLICAS LISTAS	0	0	0.0		
PARA TOMAR (NARTD)	190,184	5,499,822	0.0	COCA-COLA,	DETALLISTAS EN
	0	0	0.0	COCA-COLA LIGHT,	GENERAL
	0	0	0.0	COCA-COLA CITRA,	
	0	0	0.0	COCA-COLA CITRA	
	0	0	0.0	LIGHT,FANTA,	
	0	0	0.0	SPRITE,FRESCA,	
	0	0	0.0	LIFT,DELAWARE,	
	0	0	0.0	SPRITE CERO, SENZAO,	
	0	0	0.0	POWERADE,	
	0	0	0.0	NESTEA,CIEL, CIEL	
	0	0	0.0	MINERALIZADA	
	0	0	0.0	Y CIEL AQUARIUS	
DIVERSOS	0	64,197	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE ANALISIS QUIMICOS	0	240	0.0	COINSA	DIVERSOS
TOTAL		5,564,259			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 2 AÑO 2006

GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE ANALISIS QUIMICOS	0	240	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	240	

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:
-EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
-EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE 2 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

== NO APLICA ==

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 685,094
ISR DIFERIDO FISCAL	79,844
PTU DIFERIDO (D-4)	56,065
	$ 821,003

s91:

PASIVOS LABORALES

ISR DIFERIDO (D-4)	$ 213,214
ISR DIFERIDO FISCAL	61,596
PTU DIFERIDO (D-4)	56,736
	$ 331,546